Stolt-Nielsen Limited [GRAPHIC OMITTED]

A subsidiary of                 Aldwych House             Tel:  +44 207 611 8960
Stolt-Nielsen S.A               71-91 Aldwych             Fax:  +44 207 611 8965
                                London WC2B 4HN           www.stolt-nielsen.com
                                United Kingdom


NEWS RELEASE

                                                Contacts:  Art Gormley
                                                           USA 1 212 922 0900
                                                           agormley@dgi-nyc.com

                                                           Valerie Lyon
                                                           UK 44 20 7611 8904
                                                           vlyon@stolt.com



                   Erling Hjort and Christen Sveaas Step Down from Stolt-Nielsen S.A. Board of Directors

     London, England - November 12, 2004 - Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) announced today that Erling C. Hjort and Christen Sveaas, non-executive directors, have stepped down from the Company's Board of Directors.

     "I thank Erling and Christen for their valuable contributions during their time on the Board," said Jacob Stolt-Nielsen, Chairman of the Board of SNSA.

     The Company also announced that it intends to commence the search process for additional independent directors. Current Board member Christopher J. Wright will assume Mr. Hjort's position as Chairman of the Audit Committee. Mr. Wright is a former executive with BP who served as SNSA's Chief Operating Officer from 1986 to 2001.

     About Stolt-Nielsen S.A.
     Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. The Company also owns 41.7 percent of Stolt Offshore (NASDAQNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services.

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